Exhibit 4.42

Chinachem Group

18th June 2007

Asian World Enterprises Co. ltd.
Suite UG202, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon

Attn : Ms. Betty Yip

Dear Sirs.

Re	:	Suite 1501, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon.

We refer to your interest in leasing of the above premises and are pleased to set out herewith the terms and conditions which the Landlord would be willing to offer :

1.	Landlord	:	Hollywood Palace Company Ltd.

2.	Tenant	:	Asian World Enterprises Co. Ltd.

3.	Premises	:	Suite 1501, 15th Floor, Chinachem Golden Plaza

4.	Area	:	3,618 sq.ft. gross

5.	Term of Tenancy	:	2 years

6.	Commencement Date	:	15th August 2007

7.	Monthly Rent	:	HK$79,596.00 per calendar month

8.	Management Fee	:	The initial charge for management fee will be HK$1.50 per square foot gross per month which sum shall be subject to review based upon increase in the costs of service provided.

9.	Air-conditioning Fee	:
The initial charge for air-conditioning charge will be HK$1.50 per sq.ft. gross per month which sum shall be subject to review based upon increase in the cost of supply. Normal operation hour will be as follows :-

Mondays-Fridays 8:30 a.m. to 6:00 p.m. Saturdays 8:30 a.m. to 6:00 p.m. Sundays & Public Holidays NIL

10.	Rent Free Period	:
No rent and air-conditioning charges will be charged for the 1st and 2nd months and rent free only for the 24th month of the term mentioned above. However, the rent free period will not be free of any other outgoing that Tenant covenants to pay under the Tenancy and shall be paid up in full upon signing of the Tenancy Agreement. If the Tenant commence business, the air-conditioning charge will become payable.

11.	Additional Air-conditioning	:	The charge for additional air-conditioning services outside normal operation hour requested by the Tenant shall be at such rate as shall be determined by the Landlord according to the costs of supply.

12.	Government Rates	:
Government rates will be charged to the Tenant’s account quarterly in advance and prior to formal assessment by Rating and Valuation Department will be charged at 5% on rental payable per month any adjustment necessary will be made upon such formal assessment.

13.	Deposit	:	The following deposit shall be payable by the Tenant :-

1) Upon signing of this Letter of Offer :-

a)	One month’s rent

2) Upon signing of the Tenancy Agreement :-

a) b) c)	Two months’ rent Three months’ management fee Three months’ air-conditioning fee

The deposit may have to be topped-up by Tenant from time to time such that it maintains an amount equivalent to three months’ rent, management fee and air-conditioning charge.

14.	Advance Charges	:
All payments of rent, management fee and air-conditioning charges shall be payable monthly in advance on the 1st day of each calendar month and the rates shall be payable quarterly in advance on the 1st day of January, April, July and October throughout the term of Tenancy. The first of such payments to be paid upon execution of the Tenancy Agreement.

15.	User	:	The use of the premises will be restricted to office use only.

16.	Fitting out	:	The Tenant shall not commence any fitting out works to the said premises without the prior written approval by the Landlord of plans and specifications submitted by the Tenant.

17.	Decoration Deposit	:
The Tenant shall pay a decoration deposit in a sum of HK$18,090.00 upon execution of the Lease. The decoration deposit will be refunded after deduction, if any, to the Tenant after completion of the fitting out works.

18.	Nominated Contractor	:
All electrical wiring installations and fitting from the building, meter room to the Tenant’s meter and/or main MCB switch, all alteration and/or installation works relating to plumbing and drainage, air-conditioning, structural and fire services within the premises shall be undertaken by the Landlord’s nominated contractors.

19.	Cleaning Contractor	:
The Tenant shall be responsible for the general cleaning service to the interior of the demised premises and to appoint only such cleaning contractor nominated by the Landlord or to employ his own employee for the cleaning of the demised premises.

20.	Name of Building	:
The Landlord reserve the right to name or rename the Building with any such name or style as it in its absolute discretion may determine and at any time and from time to time to change alter substitute or abandon any such name provided that the Landlord shall give the Tenant and the Postal and other relevant Government Authorities not less than three months’ notice of its intention to do so.

21.	Signage	:
The Tenant shall not affix or display within or outside premises any writing, sign, poster, flag or other device notice whether illuminated or not which may be visible from outside of the premises without the prior consent in writing by the Landlord.

22.	Sub-Letting	:	The Tenant shall not assign, sublet, license or part with possession of the premises or any part thereof.

23.	Alteration to Building	:
The Landlord reserve to the right from time to time to improve extend add or reduce the common areas and/or the common facilities of the Building or any part thereof or in any manner whatsoever alter or deal with the Building or any part thereof (other than the Premises) Provided always that in exercising such right the Landlord will endeavour to cause as little inconvenience to the Tenant as is practicable under the circumstances.

24.	Landlord’s Provision	:
The Landlord agrees to provide the material of ceiling tiles, ceiling grilles, light boxes, sterling carpet and fancoil units without installation to the Tenant in our standard quantity upon the Tenant’s request not later than 14th October 2007. All material shall be picked up at the Landlord’s warehouses in different places. Should the Tenant request the delivery, all costs will be borne by the Tenant.

25.	Special Condition	:
The premises will be delivered to the Tenant in “bareshell” condition and the Tenant shall bear its own decoration and installation costs for the premises and upon earlier determination or expiration of the Tenancy, the Tenant shall upon the Landlord’s request remove at the Tenant’s own costs such fittings, partitions, ceiling, air-conditioning ductings, fancoil units and decoration and restore and reinstate the Premises to a good and tenantable condition.

26.	Handling Charges	:	The Tenant shall pay a handling charge of HK$500.00 to the Landlord for the preparation of the Tenancy Agreement of the captioned premises.

27.	Redevelopment	:
The Tenant hereby agrees that if any time during the term hereby created the Landlord shall redevelop the building by serving 6 months’ prior written notice to the Tenant and the Tenancy shall cease and be void upon the expiration of the notice.

28.	Formal Tenancy Agreement	:
The Tenant shall be required on or before 14th August 2007 to sign a Formal Tenancy Agreement which shall be in such terms as the Landlord may in its absolute discretion determine and to pay the balance of deposits and such rentals and other charges as may be required by the Landlord. Should the Tenant fail to sign the Formal Tenancy Agreement or pay the balance of deposit or any rentals or charges on or before the date aforesaid, the Landlord shall be entitled to forfeit all payments that have been made by the Tenant together with the tenancy created hereunder if any and to re-enter upon the said premises if the same have been delivered to the Tenant without prejudice to any other rights of the Landlord hereunder or otherwise.

29.	Stamp Duty	:	To be shared equally between the parties.

30.	Time Limit	:	This offer is valid until 5:00 p.m. on 25th June 2007.

Please confirm your acceptance as set out above by signing and returning the duplicate of this letter together with your cheque in a sum equivalent to one month’s rent by way of initial deposit made payable to “Chinachem Agencies Limited”.

If you wish to discuss this matter in further detail, please do not hesitate to contact our Mr. Gipsy Yung or the undersigned.

Yours faithfully, For and on behalf of Chinachem Agencies Limited	Accepted by:

/s/ W.K.TAM

W.K. Tam Manager Encl.	/s/ Jeff Hsieh Company Chop & Authorized SignatureEncl.
WT/cmy